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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of December, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTOR
                                --------------------

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AMVESCAP PLC
990854
IMMEDIATE RELEASE    6 DECEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)     NAME OF COMPANY                         2)     NAME OF DIRECTOR

       AMVESCAP PLC                                   SIR JOHN BANHAM
 ...............................................................................
3)     Please state whether                    4)     Name of the registered
       notification indicates                         holder(s) and, if more
       that it is in respect                          than one holder, the
       of holding of the                              number of shares held
       Director named in 2                            by each of them. (If
       above or holding of                            notified)
       that person's spouse
       or children under the
       age of 18 or in respect
       of a non-beneficial interest

       NOTIFICATION IS IN RESPECT
       OF THE DIRECTOR NAMED IN                               -
       2 ABOVE
 ...............................................................................
5)     Please state whether notification       6)     Please state the nature
       relates to a person(s) connected               of the transaction and
       with the Director named                        the nature and extent of
       in 2 above and identify                        the directors interest
       the connected person(s)                        in the transaction

       AS 3 ABOVE
                                                      BENEFICIAL PURCHASE
 ...............................................................................
7)     Number of shares/amount                 8)        (0.0007%)
       of stock                                       of issued Class

       5,000
 ...............................................................................
9)     Number of shares/amount                10)         (  -  %)
       of stock disposed                              of issued Class


 ...............................................................................
11)    Class of security                      12)     Price per share

       ORDINARY SHARES                            (pound sterling)13.3125
 ...............................................................................

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13)    Date of transaction                    14)     Date company informed

       6 DECEMBER 2000                                6 DECEMBER 2000
 ...............................................................................
15)    Total holding following                16)     Total percentage holding
       this notification                              of issued class following
                                                      this notification

            7,000                                     0.0010%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)    Date of grant                          18)     Period during which or
                                                      date on which exercisable

               -                                              -
 ...............................................................................
19)    Total amount paid (if any)             20)       Description of shares
       for grant of the option                          or debentures involved:
                                                        class, number

               -                                              -
 ...............................................................................
21)    Exercise price (if fixed               22)       Total number of shares
       at time of grant) or                             or debentures over which
       indication that price is                         options held following
       to be fixed at time of                           this notification
       exercise

               -                                              -
 ...............................................................................
23)    Any additional information             24)       Name of contact and
                                                        telephone number for
                                                        queries

               -                                        ANGELA TULLY
                                                        020 7454 3652
 ...............................................................................
25)    Name and signature of                            ANGELA TULLY
       authorised company                               AMVESCAP PLC
       official responsible                             ASSISTANT COMPANY
       for making this                                  SECRETARY
       notification

       Date of Notification    6 DECEMBER 2000

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  6 December, 2000                  By  /s/ ANGELA TULLY
      ----------------                     ---------------------------
                                                   (Signature)

                                             Angela Tulley
                                             Assistant Company Secretary